SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                        Active Power, Inc.
              -----------------------------------------
                       (Name of Issuer)


                    Common Stock, $0.001 par value
              -----------------------------------------
                     (Title of Class of Securities)


                            00504W100
               -----------------------------------------
                         (CUSIP Number)


                          June 12, 2008
               -----------------------------------------
         (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 00504W100


1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Rho Management Partners L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           2,160,457 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           2,160,457 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,160,457 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.6%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN/IA

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Atlas Capital Corp.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           2,173,064 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           2,173,064 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,173,064 Shares



10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.6%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Joshua Ruch


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of South Africa


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           3,102,379 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           3,102,379 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,102,379 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Kariba LLC


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           51,636 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           51,636 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,636 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.1%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO

     This Statement on Schedule 13G relates to shares of Common Stock, $0.001 par value per share (the "Shares") of Active Power, Inc., a Delaware corporation beneficially owned by Rho Management Partners L.P., Atlas Capital Corp., Joshua Ruch, and Kariba LLC, as follows below.


     Item 1(a) Name of issuer: Active Power, Inc., a Delaware corporation (the "Company").

     Item 1(b) Address of issuer's principal executive offices: 11525 Stonehollow Drive, Suite 110, Austin, Texas 78578.


     Item 2.  Identity of Persons Filing.

     (a) This Statement is being filed by Rho Management Partners L.P. ("RMP"), a Delaware limited partnership, Atlas Capital Corp. ("Atlas"), a Delaware corporation, Joshua Ruch, an individual resident of the United States, and Kariba LLC, a Delaware limited liability company ("Kariba"). RMP serves as investment advisor to various investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. As general partner of RMP, Atlas may be deemed to exercise investment and voting control over the Shares deemed beneficially owned by RMP. As general partner of an affiliated investment vehicle, Kariba may be deemed to exercise sole investment and voting control over such
vehicle.   As sole shareholder of Atlas and as sole owner of limited liability company interests of Kariba, Joshua Ruch may be deemed to exercise investment and voting authority over the Shares deemed beneficially owned by Atlas and by Kariba.

    (b)-(c) RMP is a Delaware limited partnership with its address at 4 Dune Road, East Quogue, New York 11942.

    Atlas is a Delaware corporation, with its address at 4 Dune Road, East Quogue, New York 11942.

    Mr. Ruch is a citizen of the Republic of South Africa, with his business address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

    Kariba is a Delaware limited liability company with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

    2(d)  Title of class of securities: Common Stock

    2(e)  CUSIP No.:   00504W100


    Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange
Act.

    (d) [ ] Investment company registered under section 8 of the Investment Company Act.

    (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (I) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

    (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]


     Item 4.  Ownership

     See cover page for shares beneficially owned by each reporting person as of the date of this filing.

     2,160,457 of the Shares reported hereby are held in the registered names of investment vehicles over which RMP has sole voting and investment control. RMP may accordingly be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,160,457 Shares reported hereby, constituting 3.6% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Atlas, as sole general partner of RMP, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner, with sole voting and investment authority, of the 2,160,457 Shares reported by RMP hereunder. When such number is aggregated with an additional 12,607 Shares held by Atlas directly, Atlas may be deemed to own beneficially 2,173,064 Shares, constituting 3.6% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Kariba, as the sole general partner of an entity that is registered holder of 51,636 Shares, may be deemed the beneficial owner of such 51,636
Shares.   As sole owner of the limited liability company interests of Kariba,
Joshua Ruch may be deemed also beneficially to own such 51,636 Shares.

     Joshua Ruch, as sole shareholder of Atlas and Kariba, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 2,173,064 Shares reported by Atlas and the 51,636 Shares reported by Kariba hereunder. When such numbers are taken together with Shares directly held by Joshua Ruch, or by other vehicles over which he exercises sole investment and voting control, Joshua Ruch may be deemed to own beneficially an aggregate of 3,102,379 Shares, constituting 5.1% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.



     Item 5.  Ownership of 5 Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:    [ ]


    Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

    Not applicable.


    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.


    Item 8.  Identification and Classification of Members of the Group.

    Not applicable.


    Item 9.  Notice of Dissolution of Group.

    Not applicable.


    Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008



RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP.,
    Its General Partner


By: /s/ Joshua Ruch
------------------------------------
Name:  Joshua Ruch
Title: President and CEO




ATLAS CAPITAL CORP.


By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  President and CEO



JOSHUA RUCH


By:  /s/ Joshua Ruch
------------------------------------




KARIBA LLC

By: /s/ Joshua Ruch
------------------------------------
Name:  Joshua Ruch
Title: President and CEO